                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  761312-10-7
                            (formerly 761314-10-3)
                                (CUSIP Number)


                             BRIAN D. BEGLIN, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                              NEW YORK, NEW YORK
                                     10022
                                (212) 207-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JUNE 15, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                 SCHEDULE 13D


CUSIP  NO. 761312-10-7

(1)  Name of reporting person.................    CHATWINS GROUP, INC.

(2)  Check the appropriate box if a member of
     a group                                      (a)  [x]
     (see instructions).......................
                                                  (b)  [_]

(3)  SEC use only.............................

(4)  Source of funds
     (see instructions).......................    OO

(5)  Check if disclosure of legal proceedings
     is required pursuant to items 2(d) or
     2(e).....................................    [_]

(6)  Citizenship or place of
     organization.............................    Delaware

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power........................    None

(8)  Shared voting power......................    1,525,000

(9)  Sole dispositive power...................    None

(10) Shared dispositive power.................    1,525,000

(11) Aggregate amount beneficially owned by
     each reporting person....................    1,525,000

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)............................    [_]

(13) Percent of class represented by amount
     in Row (11)..............................    39.5%

(14) Type of reporting person (see
     instructions)............................    CO

                                 SCHEDULE 13D


CUSIP  NO. 761312-10-7

(1)  Name of reporting persons................    CHARLES E. BRADLEY, SR.

(2)  Check the appropriate box if a member of
     a group                                      (a) [x]
     (see instructions).......................
                                                  (b) [_]


(3)  SEC use only.............................

(4)  Source of funds
     (see instructions).......................    OO

(5)  Check if disclosure of legal proceedings
     is required pursuant to items 2(d) or
     2(e).....................................    [_]

(6)  Citizenship or place of
     organization.............................    United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power........................    None

(8)  Shared voting power......................    None

(9)  Sole dispositive power...................    None

(10) Shared dispositive power.................    1,525,000

(11) Aggregate amount beneficially owned by
     each reporting person....................    1,525,000

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)............................    [_]

(13) Percent of class represented by amount
     in Row (11)..............................    39.5%

(14) Type of reporting person (see
     instructions)............................    IN

                                 SCHEDULE 13D


CUSIP  NO. 761312-10-7

(1)  Name of reporting persons................    STANWICH PARTNERS, INC.

(2)  Check the appropriate box if a member of
     a group                                      (a)  [x]
     (see instructions).......................
                                                  (b)  [_]


(3)  SEC use only.............................

(4)  Source of funds
     (see instructions).......................    OO

(5)  Check if disclosure of legal proceedings
     is required pursuant to items 2(d) or
     2(e).....................................    [_]

(6)  Citizenship or place of
     organization.............................    Delaware

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power........................    None

(8)  Shared voting power......................    1,525,000

(9)  Sole dispositive power...................    None

(10) Shared dispositive power.................    1,525,000

(11) Aggregate amount beneficially owned by
     each reporting person....................    1,525,000

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)............................    [_]

(13) Percent of class represented by amount
     in Row (11)..............................    39.5%

(14) Type of reporting person (see
     instructions)............................    CO

                                 SCHEDULE 13D


CUSIP  NO. 761312-10-7

(1)  Name of reporting persons................    JOHN G. POOLE

(2)  Check the appropriate box if a member of
     a group                                      (a)  [x]
     (see instructions).......................
                                                  (b)  [_]


(3)  SEC use only.............................

(4)  Source of funds
     (see instructions).......................    OO

(5)  Check if disclosure of legal proceedings
     is required pursuant to items 2(d) or
     2(e).....................................    [_]

(6)  Citizenship or place of
     organization.............................    United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power........................    None

(8)  Shared voting power......................    1,525,000

(9)  Sole dispositive power...................    None

(10) Shared dispositive power.................    1,525,000

(11) Aggregate amount beneficially owned by
     each reporting person....................    1,525,000

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)............................    [_]

(13) Percent of class represented by amount
     in Row (11)..............................    39.5%

(14) Type of reporting person (see
     instructions)............................    IN

                                 SCHEDULE 13D


CUSIP  NO. 761312-10-7

(1)  Name of reporting persons................    CHARLES E. BRADLEY, SR.
                                                  FAMILY LIMITED PARTNERSHIP

(2)  Check the appropriate box if a member of
     a group                                      (a)  [x]
     (see instructions).......................
                                                  (b)  [_]


(3)  SEC use only.............................

(4)  Source of funds
     (see instructions).......................    OO

(5)  Check if disclosure of legal proceedings
     is required pursuant to items 2(d) or
     2(e).....................................    [_]

(6)  Citizenship or place of
     organization.............................    Connecticut

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power........................    None

(8)  Shared voting power......................    None

(9)  Sole dispositive power...................    None

(10) Shared dispositive power.................    1,525,000

(11) Aggregate amount beneficially owned by
     each reporting person....................    1,525,000

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)............................    [_]

(13) Percent of class represented by amount
     in Row (11)..............................    39.5%

(14) Type of reporting person (see
     instructions)............................    PN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 1



ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the common stock, par value $.01 per share (the "COMMON STOCK"), of Reunion Industries, Inc., a Delaware corporation (the "COMPANY"). The address of the principal executive offices of the Company is:
Reunion Industries, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. The text of the original Schedule 13D to which this Statement relates is restated on ANNEX 1 hereto.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed on behalf of the following persons:

          1.   Chatwins Group, Inc.

          Chatwins Group, Inc., a Delaware corporation ("Chatwins"), through its six manufacturing divisions, designs, manufactures and markets a broad range of fabricated and machined industrial parts and products, primarily for sale to original equipment manufacturers in a variety of industries. Chatwins' principal fabricated and machined products include large, seamless pressure vessels for highly pressurized gases, high quality steel and aluminum grating, industrial hydraulic and pneumatic cylinders, industrial cranes and large mill equipment, cold-rolled steel leaf springs and high quality roll formed storage racks. Chatwins also has a small oil and gas division. The complete mailing address of Chatwins' principal executive offices is Chatwins Group, Inc. 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236.

          The names of the directors and principal executive officers of Chatwins, their respective business addresses, citizenship and present principal occupation or employment and the name, principal business and address of each corporation or other organization in which such employment is conducted are set forth in SCHEDULE A hereto, which Schedule is incorporated herein by reference.

          Neither Chatwins nor, to the best of its knowledge, any of the persons listed on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          For information regarding persons controlling Chatwins and each executive officer and director of any corporation or other person ultimately in control of Chatwins, see "- Charles E. Bradley, Sr", "- Stanwich Partners, Inc.", "- John G. Poole", and "- The Charles E. Bradley, Sr Family Limited Partnership".

          2.   Charles E. Bradley, Sr.

          Charles E. Bradley, Sr. ("MR. BRADLEY") is the Chairman of the Board and a Director of Chatwins, President of Stanwich Partners, Inc. and President, Chief Executive Officer and a Director of the Company. Mr. Bradley's business address is c/o Stanwich Partners, Inc. One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Bradley is a citizen of the United States.

          During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          3.   Stanwich Partners, Inc.

          Stanwich Partners, Inc. ("STANWICH") is a Delaware corporation whose principal business is consulting services within the field of financial planning and reporting. Stanwich's principal office address is One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902.

          The names of the directors and principal executive officers of Stanwich, their respective business addresses, citizenship and present principal occupation or employment and the name, principal business and address of each corporation or other organization in which such employment is conducted are set forth in SCHEDULE B hereto, which Schedule is incorporated herein by reference.

          Neither Stanwich nor, to the best of its knowledge, any of the persons listed on Schedule B hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          For information regarding persons controlling Stanwich and each executive officer and director of any corporation or other person ultimately in control of Stanwich, see "- Charles E. Bradley, Sr" and "- John G. Poole".

          4.   John G. Poole.

          John G. Poole ("MR. POOLE") is a Director of Chatwins, a Vice President and Director of Stanwich Partners, Inc. and a Director of the Company. Mr. Poole's business address is c/o Stanwich Partners, Inc. One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Poole is a citizen of the United States.

          During the last five years Mr. Poole has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          5.   Charles E. Bradley, Sr. Family Limited Partnership.

          The Charles E. Bradley, Sr. Family Limited Partnership (the "BRADLEY FLP") is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the partnership. The principal business address of the Bradley FLP is One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Bradley is the sole general partner of the Bradley FLP.

          During the last five years neither the Bradley FLP nor Mr. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Statement relates to the expiration on June 15, 1998 of two proxies covering an aggregate 337,490 shares of Common Stock of the Company (the "PROXIES"). The Proxies were granted to Chatwins as of June 14, 1995 by (i) Parkdale Holdings Corporation N.V. ("PARKDALE"), covering 271,280 shares of Common Stock and (ii) Franklin Myers ("MR. MYERS"), covering 66,210 shares of Common Stock, and were for a term of three years. The expiration of the Proxies in accordance with their terms has resulted in the reduction of the beneficial ownership of Common Stock by Chatwins, Mr. Bradley, Stanwich, Mr. Poole and the Bradley FLP from 1,862,490 shares to 1,525,000 shares.

          No funds or other consideration was paid in connection with this scheduled expiration of the Proxies.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Proxies were granted to Chatwins in connection with the June 20, 1995 acquisition by Chatwins of (i) 1,450,000 shares of Common Stock from Parkdale and (ii) a warrant to purchase 75,000 shares of Common Stock, purchased from P. Dean Gesterkamp (the "CHATWINS ACQUISITION"). At the time of the Chatwins Acquisition Mr. Myers was affiliated with Parkdale, and the Proxies were granted to Chatwins in order to assist Chatwins in the preservation of the Company's tax loss carryforwards during the three year period subsequent to the Chatwins Acquisition. Accordingly, the expiration of the Proxies on the day following the third anniversary of their being granted was in accordance with their respective terms.

          PROPOSED MERGER OF THE COMPANY AND CHATWINS. On June 1, 1998 the Company's Board of Directors unanimously approved the Merger Agreement, dated as of May 31, 1998 (the "MERGER AGREEMENT"), between the Company and Chatwins, pursuant to which, among other things, (i) Chatwins will be merged with and into the Company, with the Company being the surviving corporation (the "MERGER"),
(ii) each share of common stock of Chatwins outstanding immediately prior to the Merger will be converted into the right to receive a number of shares of the Company's Common Stock determined in the manner set forth in the Merger Agreement, plus cash in lieu of any fractional share interests and (iii) the outstanding preferred stock of Chatwins will be converted into preferred stock of the Company.

          On June 5, 1998 the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission relating to the issuance of shares of Common Stock in connection with the Merger and the solicitation of votes by the stockholders of the Company with respect to the Merger. This registration statement has not yet become effective.

          The Board of Directors of the Company will recommend that the stockholders of the Company approve the Merger Agreement and has scheduled a meeting of the stockholders of the Company on August 4, 1998 to vote thereon (the "SPECIAL MEETING"). The affirmative vote of the holders of at least a majority of the shares of Common Stock entitled to vote thereon will be required for such approval. The Board of Directors and stockholders of Chatwins have already unanimously approved the Merger Agreement.

          The following is a brief summary of the principal terms of the Merger:

          General Merger Terms. Pursuant to the Merger Agreement Chatwins will be merged with and into the Company, with the Company being the surviving corporation. The Company's Certificate of Incorporation and By-Laws will be the certificate of incorporation and by-laws of the combined company following the

Merger. The Company's Board of Directors immediately after the Merger will consist of the persons serving on the Company's Board of Directors immediately prior to the Merger, and the Company's executive officers immediately after the Merger will consist of persons serving as the Company's executive officers immediately prior to the Merger in their same respective positions, with two additions.

          At the Effective Time of the Merger, each share of common stock of Chatwins theretofore issued and outstanding and held by the stockholders of Chatwins shall be automatically converted into the right to receive a number of shares of Common Stock determined in the manner set forth in the Merger Agreement, plus cash in lieu of any fractional share interests. The aggregate number of shares of the Company's Common Stock that will be issued to Chatwins stockholders in connection with the Merger will be either 8,500,000 shares or 9,000,000 shares, depending upon whether Chatwins is able to consummate the King-Way Acquisition (see below) at or prior to the Effective Time for a purchase price substantially equal to the present owner's cost to acquire King-Way (including fees and expenses) plus interest on such amounts at such owner's cost of capital (the "KING-WAY PRICE").

          At the Effective Time of the Merger, the preferred stock of Chatwins (the "CHATWINS PREFERRED") will be automatically converted into preferred stock of the Company (the "Reunion Preferred"). The Reunion Preferred issued to the holders of the Chatwins Preferred as of the Effective Time will be redeemable
(i) at any time at the option of the Company and (ii) after three years at the option of the holders thereof, at a redemption value equal to the redemption value of the Chatwins Preferred as of the Effective Time (the "Initial Redemption Value") plus all accrued but unpaid Preferred Dividend (the "Total Redemption Value"). The holders of the Reunion Preferred will be entitled to a cumulative dividend thereon equal to 10% of the Initial Redemption Value per annum, which shall accrue from the Effective Date (the "Preferred Dividend"). The Preferred Dividend may be paid by the Company at the discretion of the Board of Directors of the Company.

          The Reunion Preferred shall not be entitled to any voting rights and shall not have any right of conversion into the Common Stock or any other securities of the Company. Upon a liquidation of the Company, the holders of the Reunion Preferred shall be entitled to be paid, out of the assets of the Company available for payment to the holders of the Company's capital stock, an amount equal to the Total Redemption Value. In the event of a liquidation of the Company no payments shall be made and no assets shall be distributed to the holders of the Common Stock of the Company until the holders of the Reunion Preferred shall have been paid the Total Redemption Value.

          Mr. Bradley and Mr. Poole are beneficial owners of all of the Chatwins Preferred outstanding as of the date of this Statement.

          In connection with the Merger the Company will also succeed to Chatwins' rights with respect to certain indebtedness of Mr. Poole and Mr. Bradley to Chatwins aggregating $1,000,745. This indebtedness will be amended and restated at the Effective Time to become three-year promissory notes made by Mr. Poole and Mr. Bradley in favor of the Company bearing interest, payable quarterly in arrears, at a rate of 10% per annum.

          Effective Time of Merger The Merger will be consummated on the earliest practicable date after all of the conditions thereto have been waived or satisfied (see below), including the approval by the Company's stockholders at the Special Meeting. The Company and Chatwins have designated August 5, 1998 as the Closing Date in the Merger Agreement, although there can be no assurances that the Merger will be consummated by that time.

          King-Way Acquisition The Merger Agreement provides that the aggregate number of shares of the Company's Common Stock to be issued to the stockholders of Chatwins in connection with the Merger will be 8,500,000 unless, at or prior to the Effective Time, Chatwins shall have acquired (or shall have acquired the unconditional right to acquire) for an amount not in excess of the King-Way Price all of the rights, title and interests of Stanwich Acquisition Corp.

("SAC") in and to SAC's King-Way material handling and order selection systems business, in which case the aggregate number of shares of the Company's Common Stock to be issued to the stockholders of Chatwins in connection with the Merger will be 9,000,000.

          King-Way was acquired by SAC from The Kingston-Warren Corporation on November 3, 1997 for a purchase price of $18,050,000, subject to certain adjustments. The King-Way business is currently operating within the facility of Chatwins' Auto-Lok division. SAC is a privately-held company whose common stock is owned 42.5% by Mr. Bradley, 42.5% by a member of Mr. Bradley's family and 15% by Richard L. Evans (Executive Vice President, Chief Financial Officer and Secretary of the Company). Mr. Bradley is the President and a director of SAC and Mr. Evans is the Treasurer and a director of SAC.

          There can be no assurance that Chatwins will consummate or have the right to consummate the King-Way acquisition at or prior to the Effective Time.

          Fairness Opinion Legg Mason Wood Walker, Incorporated ("LEGG MASON") has acted as the Company's financial advisor in connection with the Merger, and rendered its opinion to the Board of Directors of the Company that, as of May 27, 1998, the consideration to be paid by the Company pursuant to the Merger Agreement was fair, from a financial point of view, to the Company and its stockholders other than Chatwins (the "FAIRNESS OPINION").

          Refinancing At the Effective Time, the Company intends to enter into senior secured credit facilities (the "NEW FACILITIES") aggregating $127,000,000 underwritten by Bank of America National Trust & Savings Association and arranged by BancAmerica Robertson Stephens ("BARS"). The New Facilities will be divided into two separate components, (i) a $50,000,000 seven year revolving credit facility and (ii) a $77,000,000 seven year amortizing term loan facility both of which will bear interest at IBOR (European Interbank Offered Rate) plus 2.0%. The principal amount of the term loan facility is required to be amortized in equal quarterly payments in each year as follows: $7,750,000 in year one, $9,500,000 in year two, $11,500,000 in year three, $11,500,000 in year four,
$12,250,000 in year five, $12,250,000 in year six, and $12,250,000 in year seven.

          The proceeds of the New Facilities will be used to retire substantially all of the borrowings of Chatwins and the Company as well as certain related party debt, and to consolidate these obligations under one facility following the Merger (the "REFINANCING"). Specifically, the proceeds of the Refinancing will be used to retire (i) the Chatwins $50 million principal amount of 13% Senior Notes issued by Chatwins pursuant to its Indenture, dated May 1, 1993 with State Street Bank & Trust Company, as Trustee, as amended, (ii) Chatwins' revolving credit loans outstanding to Congress Financial Corporation ("CONGRESS"), (iii) the term and revolving credit loans outstanding from Congress to the Company's principal subsidiary, and (iv) certain other indebtedness owed by the Company and such subsidiary (including approximately $1,017,000 owed by the subsidiary to Mr. Bradley). The proceeds of the

Refinancing may also be used to pay the King-Way Price and will be used to pay the transaction costs associated with the Merger and the Refinancing. The remaining balance of the revolver commitment will be available for working capital needs and permitted acquisitions. The Company will be required to pay a closing fee equal to 1.50% of the aggregate amount available under the New Facilities ($1,905,000), the first $500,000 non-refundable installment of which was paid in May 1998, one-half by the Company and one-half by Chatwins, in connection with the issuance of a commitment letter to the Company with respect to the New Facilities. The New Facilities will be secured by a first priority lien on substantially all of the Company's assets.

          Possible Additional Debt Offering The Company is currently exploring the possible consummation of a high-yield debt offering or placement following the Merger to raise capital primarily for acquisitions, working capital and other purposes (an "ADDITIONAL DEBT OFFERING"). The Company has engaged in preliminary discussions with at least one investment bank in order to assess the feasibility of the Company pursuing an Additional Debt Offering. There can be no assurance, however, that an Additional Debt Offering will be pursued or consummated by the Company after the Merger. The determination of whether to attempt to do so will be made by the Company following the consummation of the Merger.

          Conditions to Consummation of the Merger; Regulatory Requirements The obligation of each of Chatwins and the Company to consummate the Merger is subject, among other things, to the prior fulfillment of the following conditions: the Company receiving the requisite stockholder approval under the Delaware General Corporation Law; the representations and warranties of the other party remaining true in all material respects; the respective covenants of the other party having been performed in all material respects; the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R ACT"); the receipt of all other orders, consents or approvals, governmental or otherwise, that may be required; there being an enforceable agreement to consummate the Refinancing at the Effective Time; and no material changes having occurred in the business, assets or financial conditions of the other party to the Merger.

          The Company's obligation to consummate the Merger is further conditioned upon Chatwins' having caused all of its outstanding warrants either to be converted into Chatwins common stock (which shall have no effect on the number of shares of Common Stock to be issued in connection with the Merger) or to expire.

          Chatwins' obligation to consummate the Merger is further conditioned upon (i) the Registration Statement on Form S-4 having been declared "effective" in accordance with Section 8(a) of the Securities Act, (ii) the Company having complied with all applicable "Blue Sky" state securities regulatory obligations with respect to the Merger, and (iii) the Company retaining its Pacific Stock Exchange and NASDAQ Small-Cap. Market listings following the Merger and causing the shares of Common Stock to be issued in connection with the Merger to be listed thereon.

          Except for compliance with the H-S-R Act and with state and federal securities laws, the Company and Chatwins believe that no material federal or state regulatory approvals are necessary for the consummation of the Merger.

          Amendment, Extension or Termination The Merger Agreement provides that the Company and Chatwins may, by mutual agreement, amend, modify, supplement, extend, terminate or abandon the Merger Agreement at any time prior to the Effective Time, even following stockholder approval. In addition, either the Company or Chatwins can terminate the Merger Agreement (i) if the Merger is not consummated within 90 days after the date of the Merger Agreement, unless such failure to close was caused by a breach of the Merger Agreement by the party seeking to terminate, (ii) if the other party has breached certain representations, warranties and covenants contained in the Merger Agreement and such breach has not been cured within 10 days, or (iii) if a court or governmental or regulatory authority has issued a final order restricting or prohibiting the Merger.

          Appraisal Rights Pursuant to Section 262 of the DGCL, no holder of the Company's Common Stock will have appraisal rights in connection with the Merger because the Common Stock is listed on a national securities exchange.
All shareholders of Chatwins entitled to vote on the Merger waived any dissenter or appraisal rights under the DGCL in connection with the Merger.

          Resales by Chatwins Affiliates. Chatwins stockholders who, at the time the Merger was submitted to the Chatwins stockholders for approval, are deemed to be affiliates of Chatwins for purposes of Rule 145 under the Securities Act (each, a "CHATWINS AFFILIATE") will be subject to certain restrictions with respect to the resale of the Common Stock (collectively, the "AFFILIATE SHARES") received by them in the Merger. Chatwins stockholders who are not Chatwins Affiliates may resell the Common Stock acquired by them in connection with the Merger free of such restrictions.


          EFFECT OF PROPOSED MERGER ON THIS STATEMENT. The 1,525,000 shares of Common Stock to which this Statement relates are comprised of (i) 1,450,000 shares of Common Stock owned of record by Chatwins and (ii) a warrant to purchase an additional 75,000 shares of Common Stock owned by Chatwins (the "CHATWINS SHARES"). Pursuant to the terms of the Merger Agreement, the Chatwins Shares will be cancelled and retired immediately prior to the Effective Time of the Merger and the independent corporate existence of Chatwins will terminate at the Effective Time of the Merger. Accordingly, the beneficial ownership of shares of Common Stock by Chatwins will terminate at the Effective Time, and any post-Merger beneficial ownership of shares of Common Stock by Mr. Bradley, Stanwich, Mr. Poole or the Bradley FLP will be derived other than through ownership by Chatwins.

          In connection with the Merger (and subject to the last sentence of this paragraph), immediately following the Effective Time the Bradley FLP is expected to become the beneficial owner of approximately 40% of the Common Stock of the Company; Mr. Bradley is expected to become a beneficial owner of approximately 41% of the Common Stock of the Company, including the 40% to be beneficially owned by the Bradley FLP; Stanwich is expected to have no further beneficial ownership of the Common Stock of the Company; and Mr. Poole is expected to become the beneficial owner of approximately 16% of the Common Stock of the Company. In addition, Kimball J. Bradley (Mr. Bradley's son) is expected to become a beneficial owner of the approximately 40% of the Common Stock of the Company owned of record by the Bradley FLP and the John Grier Poole Family Limited Partnership, established by Mr. Poole in 1995 for estate planning purposes, is expected to become the record owner and a beneficial owner of the approximately 16% of the Common Stock of the Company expected to be beneficially owned by Mr. Poole. See Item 6. "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer". The approximations set forth above in this paragraph are based upon several material assumptions, including, but not limited to, (i) the issuance of 9.0 million shares to Chatwins' common stockholders in the Merger, (ii) that all Chatwins warrantholders other than Mr. Bradley and Mr. Poole do not exercise their warrants, (iii) that no options to acquire Common Stock that have been, or are proposed to be, granted to Mr. Bradley and Mr. Poole are currently exercisable immediately after the Effective Time, and (iv) that no transactions take place after the date hereof that might affect such approximations). Should assumptions (i) or (ii) prove incorrect, the approximations set forth above would overstate the resulting beneficial ownership. Should assumption (iii) prove incorrect, the approximations would understate the resulting beneficial ownership of the optionee (and correspondingly overstate that of the others).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Chatwins, Mr. Bradley, Stanwich, the Bradley FLP and Mr. Poole is each a beneficial owner of the same 1,525,000 shares of Common Stock (including a warrant to purchase 75,000 shares of Common Stock), or approximately 38.7% of the Common Stock.

          (b) Chatwins, Mr. Bradley, the Bradley FLP, Stanwich and Mr. Poole all may be deemed to share power to dispose or to direct the disposition of 1,525,000 shares of Common Stock. Chatwins' power to dispose of these shares is based upon its record ownership of these shares. The Bradley FLP's and Mr. Bradley's power to direct the disposition of these shares is based upon, respectively, (i) the Bradley FLP's record ownership of approximately 57% of the common stock of Chatwins, and (ii) Mr. Bradley's right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP. Stanwich's and Mr. Poole's power to dispose or to direct the disposition of these shares is based upon, respectively, (i) Stanwich's designation by the Bradley FLP as the party to vote the shares of Chatwins owned by the Bradley FLP, and (ii) Mr. Poole's designation by Stanwich as the Stanwich officer authorized and directed to vote, on behalf of Stanwich, the shares of Chatwins owned by the Bradley FLP.

          Chatwins, Stanwich and Mr. Poole may be deemed to share power to vote or to direct the vote of 1,525,000 shares of Common Stock. Chatwins' power to vote or direct the vote of these shares is based upon its record ownership of the shares. Stanwich's and Mr. Poole's power to vote or to direct the vote of these shares is based upon, respectively, (i) Stanwich's designation by the Bradley FLP as the party to vote the shares of Chatwins owned by the Bradley FLP, and (ii) Mr. Poole's designation by Stanwich as the officer authorized and directed to vote, on behalf of Stanwich, the shares of Chatwins owned by the Bradley FLP.

          Mr. Bradley, the Bradley FLP, Stanwich and Mr. Poole all expressly disclaim beneficial ownership of the Chatwins Shares.

          (c)  None.

          (d)  None.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          For information relating to the proposed Merger, see Item 4.

          Article 5.1(b) of the Limited Partnership Agreement of the Bradley FLP, as amended, sets forth the Bradley FLP's designation of voting rights with respect to (i) shares of stock of Chatwins owned by the Bradley FLP (the "FLP CHATWINS STOCK"), (ii) shares of stock of any successor to Chatwins, which would include the Company if the Merger is consummated, owned by the Bradley FLP (the "FLP SUCCESSOR STOCK"), and (iii) shares of any other corporation that are owned by the Bradley FLP if the Bradley FLP has the right to vote stock possessing at least 20% of the total combined voting power of all classes of stock of such corporation (the "FLP CONTROLLED STOCK", and together with the FLP Chatwins Stock and FLP Successor Stock, the "BRADLEY FLP STOCK"). Article 5.1(b) provides that Mr. Bradley (the general partner) shall have no right to vote any Bradley FLP Stock. Rather, (A) the FLP Chatwins Stock will be voted by Stanwich (currently through Mr. Poole), (B) the FLP Successor Stock will be voted by Kimball J. Bradley (or by partners other than Mr. Bradley in the event Kimball
J. Bradley is deceased or no longer a partner), (C) the FLP Controlled Stock will be voted in equal proportions by Kimball J. Bradley and Charles E. Bradley, Jr., Mr. Bradley's son (or other partners in the event they are deceased or no longer partners).

          Pursuant to the Limited Partnership Agreement of the John Grier Poole Family Limited Partnership (the "POOLE FLP"), Mr. Poole (as general partner) has sole voting and dispositive power over the shares of Chatwins (and hence shares of the Company issued in respect thereof upon consummation of the Merger) owned by the Poole FLP. Mr. Poole also holds proxies from various Chatwins minority stockholders relating to an aggregate 11,457.8 shares of common stock of Chatwins. These proxies will survive the consummation of the proposed Merger and will extend to the Common Stock issued in respect of such stock of Chatwins upon consummation of the Merger.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


1.        Joint Filing Agreement among Chatwins, Stanwich, the Bradley FLP, Mr.
          Bradley and Mr. Poole.

2.        Irrevocable Proxy, dated June 14, 1995, between Chatwins Group, Inc.
          and Parkdale Holdings Corporation, N.V. (exhibit previously filed)

3.        Irrevocable Proxy, dated June 14, 1995, between Chatwins Group, Inc.
          and Franklin Myers (exhibit previously filed)



                [THE REMAINDER OF THE PAGE PURPOSELY LEFT BLANK]

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 25, 1998
                                   CHATWINS GROUP, INC.



                                   By /s/ Russell S. Carolus
                                     -----------------------------
                                     Russell S. Carolus
                                     Vice President

                                   STANWICH PARTNERS, INC.



                                   By /s John G. Poole
                                     -----------------------------
                                     John G. Poole
                                     Vice President

                                   CHARLES E. BRADLEY, SR. FAMILY
                                   LIMITED PARTNERSHIP



                                   By /s/ Charles E. Bradley
                                     -----------------------------
                                     Charles E. Bradley, Sr
                                     General Partner

                                     /s/ Charles E. Bradley
                                     -----------------------------
                                     Charles E. Bradley, Sr.

                                     /s/ John G. Poole
                                     -----------------------------
                                     John G. Poole

                                                                         ANNEX 1


Item 1.   Security and Issuer.

          This Statement on Schedule 13D ("Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Reunion Resources Company, a Delaware corporation ("Reunion"), the principal executive offices of which are located at 2801 Post Oak Boulevard, Suite 400, Houston, Texas 77056.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of Chatwins Group, Inc. ("Chatwins" or the "Reporting Person").

          (a-c, f) Chatwins is a Delaware corporation. Chatwins, through its divisions and subsidiaries, is engaged in the design, manufacture and marketing of a broad range of fabricated and machined industrial parts and products, including large, seamless pressure vessels for highly pressurized gases, high quality steel and aluminum grating, industrial hydraulic and pneumatic cylinders, industrial cranes, large mill equipment, cold-rolled steel leaf springs, high quality roll formed storage racks, and high volume, precision plastic products. Chatwins also has a small non-manufacturing division which invests in oil and gas participations. Chatwins' principal executive offices are located at 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236.

          The names of the directors and principal executive officers of Chatwins, their respective business address, citizenship and present principal occupation or employment and the name, principal business and address of each corporation or other organization in which such employment is conducted are set forth in Schedule A hereto, which Schedule is incorporated herein by reference.

          (d-e) Neither Chatwins nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On June 20, 1995, Chatwins acquired 1,450,000 shares of Common Stock (the "RRC Shares") of Reunion from Parkdale Holdings Corporation N.V. ("Parkdale") pursuant to a Stock Purchase Agreement, dated June 20, 1995, between Chatwins and Parkdale (the "Stock Purchase Agreement"), for an aggregate purchase price of $11.6 million, consisting of $5.8 million in cash and a $5.8 million promissory note (the "Parkdale Note"). The Parkdale Note is due September 18, 1995, bears interest at 10% per annum, and is secured by a pledge of 100% of the stock of Chatwins' wholly-owned subsidiary, Chatwins Holdings, Inc., which owns 100% of Oneida Molded Plastics Corporation ("Oneida"), pursuant to a Stock Pledge Agreement, dated June 20, 1995 (the "Stock Pledge Agreement"), executed by Chatwins in favor of Parkdale (the "Parkdale Lien"). The Parkdale
Note is guaranteed by Charles E. Bradley, Sr., the Chairman of the Board and principal stockholder of Chatwins, pursuant to a Guaranty, dated June 20, 1995 (the "Guaranty"), executed by Charles E. Bradley, Sr. in favor of Parkdale.

          Contemporaneously with the acquisition of the RRC Shares, Chatwins purchased 75,000 warrants to purchase shares of Common Stock of Reunion (the "Gesterkamp Warrants") from P. Dean Gesterkamp pursuant to a letter agreement, dated June 20, 1995 (the "Gesterkamp Agreement"). The purchase price paid for the Gesterkamp Warrants consisted of $283,000 in cash and a $200,000 promissory note (the "Gesterkamp Note"). The Gesterkamp Note is a two-year note, bearing interest at 10% per annum, and is secured by the Gesterkamp Warrants pursuant to a Pledge Agreement, dated June 20, 1995 (the "Pledge Agreement"), between Chatwins and P. Dean Gesterkamp (the "Gesterkamp Lien").

          Chatwins borrowed the cash portion of the purchase price of the RRC Shares and Gesterkamp Warrants under Chatwins' revolving credit facility with Congress Financial Corporation ("Congress"). The Loan and Security Agreement, dated as of March 4, 1994 (the "Loan Agreement"), between Congress and Chatwins, was amended by Amendment No. 1 to Loan and Security Agreement and Consent, dated June 20, 1995 (the "Amendment"), to provide a temporary increase in the Maximum Credit (as defined in the Loan Agreement, as amended by the Amendment) for a 90-day period to $26,000,000 from $20,000,000. Interest is payable on the borrowing at the rate of one and one-half percent (1.5%) per annum in excess of the rate from time to time announced by Philadelphia National Bank as its prime rate. Five million eight hundred thousand dollars of the revolving credit facility was secured by a lien in favor of Congress on the RRC Shares and collateral assignments of the agreements Chatwins entered into with Parkdale (collectively, the "Congress RRC Lien") pursuant to a Pledge and Security Agreement, dated June 20, 1995 (the "Pledge and Security Agreement"), and a Collateral Assignment, dated June 20, 1995 (the "Collateral Assignment"), as well as by the Chatwins assets that secure all the other indebtedness of Chatwins to Congress under the revolving credit facility. Absent an Event of Default (under and as defined in the Loan Agreement as amended by the Amendment), the Congress RRC Lien will be terminated when all amounts over the lesser of (a) $20,000,000 and (b) the amount available for borrowing under the revolving credit facility's formula borrowing base have been paid in full.

          In order to assist in the preservation of Reunion's tax loss carryforwards ($244,500,000 as of December 31, 1994 according to Reunion's audited financial statements) by limiting the transfer of shares, the 271,280 remaining shares of Common Stock of Reunion held by Parkdale as well as 69,165 shares of Common Stock of Reunion and warrants (the "Myers Warrants") to purchase 75,000 shares of Common Stock of Reunion owned by Franklin Myers, a representative of Parkdale ("Myers"), were delivered into a three-year escrow arrangement pursuant to an Escrow Agreement, dated June 20, 1995 (the "Escrow Agreement"), among Parkdale, Myers, Chatwins and IBJ Schroder Bank and Trust Company, as escrow agent. Myers and Parkdale also entered into three-year standstill agreements with Chatwins (pursuant to the Stock Purchase Agreement with respect to Parkdale and pursuant to a letter agreement with respect to Myers (the "Myers Agreement")) restricting the sale or transfer of these securities and delivered to Chatwins three-year irrevocable proxies with respect to their shares of Reunion Common Stock. In the event the Company does not pay the Parkdale Note when due, the escrow, standstill and proxy with respect to the 271,280 shares owned by Parkdale will terminate as of September 18, 1995.

          Chatwins' representatives proposed to the Board of Directors of Reunion that Reunion extend the exercisability of the Myers Warrants and the Gesterkamp Warrants, which terminate by their terms on July 1, 1995, until July 1, 1999 and Reunion has agreed to do so. The Myers Warrant extension is in consideration for Myers agreeing to the three-year escrow, standstill and proxy. Chatwins' representatives also will propose that Reunion purchase from Chatwins the Gesterkamp Warrants for $283,000 in cash and assumption of the $200,000 Gesterkamp Note, the same consideration Chatwins paid Gesterkamp for the Gesterkamp Warrants. Chatwins believes it is appropriate for Reunion to purchase the Gesterkamp Warrants since it was for Reunion and its stockholders' benefit that Chatwins initially purchased the Gesterkamp Warrants.

Item 4.   Purpose of Transaction.

          The acquisition by Chatwins of beneficial ownership of the shares of Common Stock of Reunion reported herein is being made as an investment and with the intention of strongly influencing the management and conduct of the business and affairs of Reunion. As of the date hereof, Chatwins does not have any plan or proposal which relates to or would result in any of the actions enumerated in
Item 4 of Schedule 13D, except for the following plans and proposals:

          (i) The Reunion Board of Directors is currently comprised of four directors. Contemporaneously with Chatwins' purchase of the RRC Shares and the Gesterkamp Warrants, Franklin Myers and Emil Nakfoor resigned from the Reunion Board of Directors. The two remaining Board members, Thomas N. Amonett and W. Kyle Willis, have appointed Charles E. Bradley, Sr. and Thomas L. Cassidy, both directors of Chatwins, to fill the vacancies created by the resignations of Messrs. Franklin and Nakfoor.

          (ii) In order to assist in the preservation of Reunion's tax loss carryforwards ($244,500,000 as of December 31, 1994 according to Reunion's audited financial statements) under ?382 of the Internal Revenue Code of 1986, as amended, Chatwins' representatives will recommend to the Board of Directors of Reunion that limitations be placed on the transferability of shares such that no person will be permitted to acquire shares which aggregate 5% or more of the outstanding Common Stock of Reunion. The proposed method of limiting such transferability of the shares of Reunion is to have Reunion form a subsidiary (organized in Delaware) that contains a restriction on the transferability of shares of Reunion Common Stock such that no person will be permitted to acquire shares which aggregate 5% or more of the outstanding Reunion Common Stock in its certificate of incorporation, and then have Reunion merge downstream into the subsidiary. Such a restriction would be placed in the subsidiary's charter exclusively to preserve tax advantages. Except for the restriction on the transferability of shares, the certificate of incorporation, by-laws and capitalization of Reunion subsidiary will be virtually identical to that of Reunion.

          In connection with the proposed merger of Reunion into a Reunion subsidiary, the securities of Reunion would be exchanged for identical (except for the transferability restrictions) securities of Reunion's subsidiary, the Reunion securities would be terminated from registration under the Securities Exchange Act of 1934 and delisted from the NASD Small Cap Market and The Pacific Stock Exchange, and the Reunion subsidiary securities would be registered with the Securities and Exchange Commission and listed on the same exchanges.

          In the event such a merger is deemed advisable by Reunion's Board of Directors, the merger would be submitted to a vote of Reunion's stockholders for approval.

          (iii) After three years, Chatwins may consider proposing the merger of itself with and into Reunion or a Reunion subsidiary.

          (iv) Chatwins' representatives have proposed to the Board of Directors of Reunion that Reunion purchase 100% of the common stock of Oneida for approximately $7,000,000 of purchase price and the repayment of loans and advances previously made by Chatwins to Oneida. Oneida manufactures high volume, precision plastic products and provides engineered plastics services. Chatwins will dedicate the proceeds from the Oneida sale and repayment of advances to prepayment of the Parkdale Note. This payment will release the Parkdale Lien on the Oneida shares.

          (v) Chatwins' representatives have proposed to the Board of Directors of Reunion that Reunion consider selling certain of Reunion's oil and gas properties.

          (vi) As reported in Reunion's Annual Report on Form 10-K, dated March 22, 1995, Reunion, through two wholly-owned subsidiaries, owns an interest in over four thousand acres of land in the Napa Valley dedicated to grape growing and real estate development. Chatwins' representatives have proposed to the Board of Directors of Reunion that Reunion consider selling these properties.

          (vii) Reunion also has other assets, claims and receivables that Chatwins' representatives intend to propose that Reunion attempt to convert to cash within one year of Chatwins' acquisition of the RRC Shares.

          (viii) When Reunion's cash reserves are sufficient, Chatwins' representatives will propose to the Board of Directors of Reunion that Reunion consider purchasing all of Chatwins' investment in CGI Investment Corp. ("CGII") for approximately $3,500,000 of purchase price and repayment of loans and advances previously made by Chatwins to CGII and its subsidiary, Rostone, Inc. ("Rostone"). CGII owns 94% of Rostone, a company which compounds and molds thermoplastic polyester resin primarily for the electrical distribution and business machine markets.

          Each of the transactions that Chatwins' representatives have proposed or may propose will be subject to due diligence and requisite approvals by the boards of directors of Reunion and Chatwins and compliance by Reunion and Chatwins with the covenants in their respective operative documents. There can be no assurance that, except as described above, any transaction will be proposed or that any proposed transaction will be consummated.


Item 5.   Interest in Securities of the Issuer.

          (f) By reason of the Stock Purchase Agreement, the Gesterkamp Agreement, the Escrow Agreement, the Myers Agreement, the Parkdale proxy and the Myers proxy, as more fully described in Item 3 of this Statement, Chatwins may be deemed to beneficially own for purposes of this Statement 1,865,445 shares of Common Stock which constitute approximately 47.9% of the sum of (i) 3,811,815, being the number of shares of Common Stock outstanding (based on Reunion's Proxy Statement dated May 10, 1995 filed under the Securities Exchange Act of 1934) and (ii) 75,000, being the number of the Gesterkamp Warrants. Because Chatwins has dispositive power with respect to the 75,000 shares that may be purchased pursuant to the currently exercisable Gesterkamp Warrants, and Chatwins has the proxy to vote the 271,280 shares of Common Stock of Reunion owned by Parkdale and the 69,165 shares of Common Stock owned by Myers, under Rule 13d-3 promulgated under the Securities Exchange Act of 1934 and for purposes of this Statement Chatwins is deemed the beneficial owner of the shares underlying the Gesterkamp Warrants and those 340,445 shares of Common Stock, 271,280 of which are owned directly by Parkdale, and 69,165 of which are owned directly by Myers.

          (g) Chatwins has the sole power to vote and direct the votes and the sole power to dispose and direct the disposition of the 1,450,000 RRC Shares. Chatwins has the sole power to dispose and direct the disposition of the Gesterkamp Warrants. Chatwins has the sole power to vote and direct the votes of, but no dispositive power with respect to, the 271,280 remaining Reunion shares owned by Parkdale and the 69,165 Reunion shares owned by Myers for a three-year period as set forth in the Stock Purchase Agreement and the Myers

Agreement and the Parkdale proxy and the Myers proxy, respectively, as discussed in Item 3 above. Parkdale and Myers have retained the power to dispose of the 271,280 remaining shares owned by Parkdale and the 69,165 shares owned by Myers, respectively, subject to the escrow and standstill arrangements discussed in
Item 3 of this Statement.

          (h) Paragraph (c) of Item 5 of this Statement is not applicable to Chatwins.

          (i) No person other than Chatwins is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the RRC Shares and the Gesterkamp Warrants.

          To the best knowledge of Chatwins, no person other than Franklin Myers is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 69,165 shares of Common Stock owned by Mr. Myers.

          To the best knowledge of Chatwins, no person other than Parkdale is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 271,280 shares of Common Stock owned by Parkdale.

          (j)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except for the information set forth in Items 3 and 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) (i) between the Reporting Person and any other person named in Item 2 of this Statement and, to the best of its knowledge, among the persons named in Item 2 of this Statement, and (ii) between the Reporting Person or, to the best of their knowledge, any of the other persons named in Item 2 of this Statement and any person, with respect to the securities of Reunion.

Item 7.   Material to be Filed as Exhibits.

          The following are filed herewith as exhibits to this Statement and are incorporated herein by reference:

          6. Stock Purchase Agreement, dated June 20, 1995, between Chatwins Group, Inc. and Parkdale Holdings Corporation, N.V.

          7. Promissory Note of Chatwins Group, Inc. in the principal amount of $5,800,000 issued to Parkdale Holdings Corporation, N.V.

          8. Guaranty, dated June 20, 1995, from Charles E. Bradley, Sr., to and in favor of Parkdale Holdings Corporation, N.V.

          9. Stock Pledge Agreement, dated June 20, 1995, between Chatwins Group, Inc. and Parkdale Holdings Corporation, N.V.

          10. Escrow Agreement, dated June 20, 1995, among Chatwins Group, Inc., Parkdale Holdings Corporation, N.V., Franklin Myers and IBJ Schroder

          11. Irrevocable Proxy, dated June 20, 1995, between Chatwins Group, Inc. and Parkdale Holdings Corporation, N.V.

          12. Irrevocable Proxy, dated June 20, 1995, between Chatwins Group, Inc. and Franklin Myers

          13. Letter Agreement, dated June 20, 1995, between Chatwins Group, Inc. and P. Dean Gesterkamp

          14. Promissory Note of Chatwins Group, Inc. in the principal amount of $200,000 issued to P. Dean Gesterkamp

          15. Pledge Agreement, dated June 20, 1995, between Chatwins Group, Inc. and P. Dean Gesterkamp

          16. Warrant to purchase 75,000 shares of common stock of Reunion Resources Company

          17. Warrant to purchase 75,000 shares of common stock of Reunion Resources Company

          18. Letter Agreement, dated June 20, 1995, between Chatwins Group, Inc. and Franklin Myers

          19. Loan and Security Agreement, dated as of March 4, 1994, between Congress Financial Corporation and Chatwins Group, Inc.

          20. Amendment No. 1 to Loan and Security Agreement and Consent, dated June 20, 1995, between Congress Financial Corporation and Chatwins Group, Inc.

          21. Amended and Restated Availability A Promissory Note by Chatwins Group, Inc, payable to Congress Financial Corporation in the principal amount of $26,000,000

          22. Pledge and Security Agreement, dated June 20, 1995, between Congress Financial Corporation and Chatwins Group, Inc.

          23. Collateral Assignment in favor of Congress Financial Corporation executed by Chatwins Group, Inc.


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 1995

                              CHATWINS GROUP, INC.



                              By: /s/Joseph C. Lawyer
                                  ----------------------------
                                  Joseph C. Lawyer
                                  President

                                                                      SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS
OF CHATWINS GROUP, INC.


Chatwins Group, Inc.

          The name, business address, present principal occupation or employment of each director and executive officer of Chatwins Group, Inc. are set forth below. If no business address is given, the director's or officer's address is:
300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236.

                                            Present Principal
                                            Occupation or Employment;
Name and Address                            Position with Chatwins Group, Inc.
----------------                            ----------------------------------
Charles E. Bradley, Sr.                     President of Stanwich Partners, Inc.; Chairman of
c/o Stanwich Partners, Inc.                 the Board and Director of Chatwins; President,
1 Stamford Landing                          Chief Executive Officer and Director of Reunion
62 Southfield Avenue                        Industries, Inc.
Stamford, CT 06902

John G. Poole                               Vice President and Director of Stanwich Partners,
c/o Stanwich Partners, Inc.                 Inc.; Director of Chatwins; Director of Reunion
1 Stamford Landing                          Industries, Inc.
62 Southfield Avenue
Stamford, CT 06902

Joseph C. Lawyer                            President, Chief Executive Officer and Director of
                                            Chatwins

Charles E. Bradley, Jr.                     President and Chief Executive Officer of Consumer
Consumer Portfolio Services, Inc.           Portfolio Services, Inc.; Director of Chatwins
#2 ADA Street, Suite 100
Irvine, CA  92718

John M. Froehlich                           Vice President, Chief Financial Officer and
                                            Treasurer

Russell S. Carolus                          Vice President and Secretary

Jack T. Croushore                           Vice President and Division President -- CPI
CP Industries, Inc.
2214 Walnut Street
McKeesport, PA  15132

                             Present Principal
                             Occupation or Employment;
Name and Address             Position with Chatwins Group, Inc.
----------------             ----------------------------------

Christopher Sause            Vice President and Division President -- Alliance
Alliance Machine Company
1049 S. Mahoning Avenue
Alliance, OH  44601

Alan S. Wippman              Vice President and Division President -- Steelcraft
Steelcraft, Inc.
505-30th NW Avenue
Miami, OK  74354

Robert L. Rakstang           Vice President and Division President -- Hanna
Hanna Corporation
1765 North Elston Avenue
Chicago, IL  60622

Thomas J. Vogel              Division President -- Europa

Kimball J. Bradley           Vice President
Auto-Lok Division            Vice President and Director of Stanwich Partners,
240 Northpoint Parkway       Inc.
Acworth, Georgia  30102

All of the above-listed directors and executive officers of Chatwins are U.S. citizens.

                                                                      SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS
OF STANWICH PARTNERS, INC.


Stanwich Partners, Inc.

          The name, business address, present principal occupation or employment of each director and executive officer of Stanwich Partners, Inc. are set forth below.

                               Present Principal
                               Occupation or Employment;
Name and Address               Position with Stanwich Partners, Inc.
----------------               -------------------------------------

Charles E. Bradley, Sr.        President of Stanwich Partners, Inc.; Chairman of
c/o Stanwich Partners, Inc.    the Board and Director of Chatwins; President,
1 Stamford Landing             Chief Executive Officer and Director of Reunion
62 Southfield Avenue           Industries, Inc.
Stamford, CT 06902

John G. Poole                  Vice President and Director of Stanwich Partners,
c/o Stanwich Partners, Inc.    Inc.; Director of Chatwins; Director of Reunion
1 Stamford Landing             Industries, Inc.
62 Southfield Avenue
Stamford, CT 06902

Kimball J. Bradley             Vice President of Chatwins
Auto-Lok Division              Vice President and Director of
240 Northpoint Parkway         Stanwich Partners, Inc.
Acworth, Georgia  30102

All of the above-listed directors and executive officers of Chatwins are U.S. citizens.